
April 2, 2012

<u>Via E-mail</u>
S. Douglas Henderson
President
Free Flow, Inc.
9130 Edgewood Drive
La Mesa, CA 91941

> **Re:** **Free Flow, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2012**
> **File No. 333-179909**

Dear Mr. Henderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. In this regard, we note the following:

   - You are a development stage company with no revenues and have received a going concern opinion from your auditor;

   - You issue penny stock;

   - You have nominal assets;

   - You anticipate that you will need additional funding to implement your business plan, but there appear to be no efforts or current plans for obtaining this funding;

S. Douglas Henderson
Free Flow, Inc.
April 2, 2012
Page 2

- The registration statement contains very general disclosure related to the nature of your business plan;

- The costs to complete the offering are greater than the proceeds you received from the recent private placement of the common stock that is the subject of the offering; and

- We note your sole officer and director's involvement with Ads in Motion, Inc., which engaged in a reverse merger on February 8, 2011 without advancing the implementation of its business plan, and Visual Frontier, Inc.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended. Please revise this registration statement accordingly. Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992).

2. Please check the box for securities that will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

3. Please revise your registration statement to clarify the nature of the offering you are attempting to register. In this regard, we note it appears you issued the securities that are the subject of this registration statement in a private placement with Garden Bay International, Ltd. in exchange for $1,000. We further note the ambiguity in your disclosures as to whether you are attempting to register (i) the dividend distribution of shares of your common stock by Garden Bay to its shareholders, which appears to be a direct primary offering by you with Garden Bay as your underwriter, (ii) the resale of shares of your common stock by the Garden Bay shareholders, or (iii) both. Your disclosures should clearly identify the transaction you are attempting to register. We may have further comments after reading your response.

4. Please provide the disclosures required by Item 404 of Regulation S-K.

Calculation of Registration Fee

5. It is unclear why you calculated the registration fee pursuant to Rule 457(f). Please advise, or revise your disclosure as appropriate.

Outside Front Cover Page of the Prospectus

6. Please highlight the cross reference to your risk factors by prominent type or in some other manner. Refer to Item 501(b)(5) of Regulation S-K.

<u>Summary Financial Information, page 3</u>

7. In this section, you disclose that your total assets equal $13,765. However, your balance sheet indicates that your total assets equal $18,107. Please revise your disclosures as appropriate. This comment also applies to your disclosure on page 14.

<u>Risk Factors, page 4</u>

8. Please include a separate risk factor addressing the issues you face as a result of your auditor's going concern opinion. The risk factor should include, but is not limited to, a discussion of your ability to raise capital in light of the going concern opinion.

<u>Risks Associated with Our Business, page 4</u>

<u>We are a development stage company and have no operating history . . . , page 4</u>

9. In the second sentence, you state that you have no proposed products. This statement appears to conflict with the remainder of your registration statement in which you discuss a "proposed product" or the swimming pool solar pump system. Please revise your disclosures so that they are accurate and consistent throughout the registration statement.

<u>We Cannot Predict When or if We Will Produce Revenues . . . , page 5</u>

10. In the third sentence, you state that you must raise your initial capital through this offering in order to continue with your plans and open your business. You further state that the timing of the commencement of your operations is contingent on the success of this offering. Given that you are not receiving any proceeds from this offering, please revise this risk factor as appropriate. Please make revisions to your similar statements at the top and in the middle of page 14. Additionally, if the success of your business is contingent upon raising additional capital, please include a separate risk factor addressing this contingency and your ability to raise additional capital.

<u>The Loss of Mr. Henderson Could Severely Impact Our Business Operations . . . , page 5</u>

11. In this risk factor, you refer to Dr. Myers instead of Mr. Henderson. Please revise your disclosure as appropriate.

<u>Risks Associated with This Offering, page 6</u>

<u>We will Incur Ongoing Costs and Expenses . . . , page 6</u>

12. You state that your "business plan allows for the payment of the estimated $5,000 cost of this registration statement to be paid from existing cash on hand." Please address the following issues:

- On pages 9, 13 and II-1, you state that the estimated costs of this offering are approximately $7,500. Please revise your disclosures regarding the costs of the offering so that they are accurate and consistent throughout the registration statement.

- On pages 9 and II-1, you state that Garden Bay International, LTD has agreed to pay all costs, except audit costs, in connection with the distribution of your common shares under this registration statement. On page 13, you state that you will pay all registration costs. Please clarify which costs Garden Bay will pay and which costs you will pay from existing cash on hand.

- Given that the costs of this offering exceed the proceeds you received from the private placement of the shares that are the subject of this registration statement, please tell us the purpose of the private placement as well as the purpose of this offering, and disclose these purposes in an appropriate section of the registration statement.

13. We note your reference to a verbal agreement between the company and Mr. Henderson. Please tell us what consideration you gave to filing a written description of the agreement as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Mr. Henderson, The Director of the Company, Beneficially Owns 95% . . . , page 6

14. Please also discuss the risks associated with Mr. Henderson's ability to control the company due to his beneficial ownership of 95% of the company's outstanding shares of common stock.

The Dividend Distribution by Garden Bay International, LTD, page 7

Manner and Plan of Distribution, page 7

15. You disclose that Garden Bay will distribute 1,200,000 shares of your common stock to its shareholders on the basis of one FreeFlow share for each five shares of Garden Bay common stock held by the Garden Bay shareholders. You further disclose that as of the record date, Garden Bay had approximately 5,672,000 shares of its common stock issued and outstanding and approximately 29 shareholders of record. This ratio of the proposed distribution does not appear to account for all of the 1,200,000 shares to be distributed by Garden Bay. Similarly, the total number of shares offered by the selling shareholders identified in the prospectus does not account for all of the 1,200,000 shares. Please advise, or revise your disclosures as appropriate.

Tax Consequences of Garden Bay International, Ltd., Distribution, page 7

16. Please clarify whether you are filing an opinion on tax matters that are material to the transaction for which the registration statement is being filed pursuant to Item 601(b)(8) of Regulation S-K. We note the disclosure that the discussion of tax matters is for general information only, references to a different entity, "Travers Inc.," and does not set forth the legal basis for the opinion.

Market for Common Equity and Related Shareholder Matters, page 9

17. In the first full paragraph on page 10, you state that there were two common shareholders of your common stock prior to the contemplated dividend distribution and that after the distribution, there will be 31 shareholders of your common stock. Please clarify whether Garden Bay will continue to hold shares of your common stock after the dividend distribution. In this regard, we note your disclosure that there were 29 shareholders of Garden Bay common stock on the record date.

Determination of Offering Price by Shareholders, page 10

18. You state that the last sales price from your most recent private offering influenced your determination of the $0.01 per share offering price of your common stock. You further state that the last sales price was $0.0008 per share. Please explain how the $0.0008 share price influenced the $0.01 per share price. In this regard, we note there is approximately an 11.5 percent difference between the two prices.

19. Please clarify the reference to a private placement completed on December 6, *2012*.

Selling Security Holders, page 10

20. Please disclose your relationship to Garden Bay International, Ltd.

21. In the second sentence, you state that the selling stockholders "acquired" their shares of your common stock as a dividend from Garden Bay International, Ltd. Please revise this statement to reflect, if true, that they have not yet received the dividend.

22. Note 5 on page 11 states that the selling stockholder table identifies the beneficial holder of any entity that owns your shares. However, we are unable to locate this disclosure. Please disclose the natural person or persons who have the shared voting and investment power over the shares held by Checkers Investments, Ltd., Icon Technologies, Tradewinds Investments Ltd., and Turf Holding Ltd.

23. It is unclear to us how you are able to identify 49 selling security holders if there will only be 31 shareholders of your common equity after the dividend distribution. Please advise, or revise your disclosures as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 13

24. At the top of page 14, you state that you "have incurred no expenses through January 31, 2012." However, your statement of operations identifies administrative expenses, professional fees, and amortization expenses. Please revise this disclosure as appropriate.

Going Concern, page 14

25. It is unclear why you reference "removing and selling minerals." Please advise, or revise your disclosures as appropriate.

Liquidity and Capital Resources, page 14

Corporate History, page 15

26. In the second sentence, you state that you have "sufficient cash resources to operate at the present level of expenditure for the next 12 months." This statement appears to be inconsistent with the statement on page 14 regarding the going concern opinion from your auditor. Please revise your disclosures as appropriate.

27. You state that you have no specific plans for raising additional capital. Please disclose how you expect to facilitate your business plan when you have no plans for raising additional capital. In this regard, we note the going concern opinion from your auditor, your minimal assets, and an unenforceable oral agreement from your president to advance funds as needed.

Employees, page 16

28. Please revise your disclosure in this section to avoid referencing "officers" and "directors" as this gives the appearance that you have more than one officer and director.

Management, page 17

29. Please disclose all of Mr. Henderson's business experience during the last five years. In this regard, we note his involvement with Ads in Motion, Inc. You should disclose Mr. Henderson's position with Ads in Motion and the duration of his tenure. You should also disclose the development of the company under Mr. Henderson's leadership, the reverse merger in which Ads in Motion engaged on February 8, 2011, and the change, if any, in the business of Ads in Motion after the reverse merger. Additionally, in a separately captioned section of the prospectus, please provide a complete listing of all companies with which Mr. Henderson, the major shareholders of Garden Bay International, Ltd., and the selling shareholders have been involved that were blank check or development stage companies whose businesses either ended up combining with other companies through reverse mergers or otherwise or simply continue as development stage companies with no

revenue or efforts at business development. For instance, we note Mr. Myers' involvement with Unseen Solar, Inc.

Executive Compensation, page 18

30. At the top of page 20, you state that you issued 26,200,000 shares of common stock to Mr. Henderson for $20,000. Please revise your statement to accurately disclose the dates on which you issued shares, the persons to whom you issued shares, and the prices at which you issued the shares. In this regard, we note your other disclosures indicate you issued 25,000,000 shares to Mr. Henderson in November 2011 for $20,000 and 1,200,000 shares to Garden Bay International, Ltd. in December 2011 for $1,000.

Experts, page 23

31. Please revise your disclosure in this section to refer to the current name of your auditor. In this regard, we note you refer to Chang G. Park C.P.A., but PLS CPA, A Professional Corp. provided the audit report included with the registration statement.

Additional Information, page 23

32. Please revise your disclosure in this section to refer to the correct street address of our principal office. The address is 100 F Street, NE, Washington, DC 20549.

Recent Sales of Unregistered Securities, page II-1

33. Please state briefly the facts relied upon to make the exemption available for the sale to Garden Bay. Refer to Item 701(d) of Regulation S-K.

Exhibits, page II-1

34. As noted in our comment above, as applicable, please include in the exhibit list an Exhibit 8 line item that references the tax opinion provided by Karen Batcher, Esq. Refer to Item 601(b)(8) of Regulation S-K.

Undertakings, page II-2

35. Please include the undertaking required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

36. Please have Karen A. Batcher, Esq. also consent to the reference of her name on page 8 of the prospectus.

37. Supplementally, please explain the reference to a subscription agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen Batcher, Esq. (*via e-mail*)
        Synergen Law Group, APC